EXHIBIT 2 (D)

Description of Securities Registered under Section 12(b) of the Exchange Act

As of December 31, 2019, Grupo Supervielle S.A. (the “Company”, “we”, “us” or “our”) had one class of securities registered under Section 12(b) of the Securities Exchange Act of 1934 – American Depositary Shares (“ADS”), each representing five (5) Class B shares issued by the Company, each of which has a par value of Argentine Pesos 1.00 per share.

The following is a summary of the terms of our ADS and our shares, and certain material provisions of our memorandum and articles of association. We have filed copies of our memorandum and articles of association as exhibit 1.1 to our Annual Report on Form 20-F filed on May 1, 2017.

Description of American Depositary Shares

American Depositary Shares

Each ADS represents five Class B shares (or a right to receive five Class B shares) deposited with the principal Buenos Aires office of Banco Santander Río S.A., as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary's office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon's principal executive office is located at 225 Liberty Street, New York, New York 10286.

ADSs may be held either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR (American Depositary Receipt), which is a certificate evidencing a specific number of ADSs, registered in the ADS holders’ name, or (ii) by having uncertificated ADSs registered in the ADS holder’s name, or (B) indirectly by holding a security entitlement in ADSs through a broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If an ADSs is held indirectly, the beneficiary shall rely on the procedures of the broker or other financial institution to assert the rights of ADS holders described herein.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

An ADS holder doesn’t have shareholder rights. Argentine law governs shareholder rights. The depositary will be the holder of the shares underlying ADSs. A registered holder of ADSs, will have ADS holder rights. A deposit agreement among the Company, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, read the entire deposit agreement and the form of ADR, filed as exhibit 2.1 to our Annual Report on Form 20-F filed on May 1, 2017.

Dividends and Other Distributions

Dividends and other distributions on the Class B shares

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. Distributions are received in proportion to the number of shares represented by the corresponding ADSs.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the Class B shares into U.S. dollars if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See "Taxation." It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If the Company offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse, and no value will be received for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that the distributions we make on our Class B shares or any value for them, may not be received if it is illegal or impractical for us to make them available to ADS holders.

Voting Rights

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit ADS’s holders instructions (and the Company is not required to do so), the depositary will notify ADS holders of a shareholders' meeting and send or make voting materials available. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Argentina and of our bylaws or similar documents, to vote or to have its agents vote the Class B shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit ADS holders’ voting instructions, they can still send voting instructions, and, in that case, the depositary may try to vote as per instructed, but it is not required to do so. However, the depositary is not required to vote any Class B shares as to any matter unless, if so reasonably requested, it has received an opinion from our counsel that is reasonably satisfactory to it to the effect that that matter is not contrary to Argentine law or our by-laws (or regulations, if any).

Except by instructing the depositary as described above, ADS holders will not be able to exercise voting rights unless they surrender their ADSs and withdraw the shares. However, ADS holders may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed or as described in the following sentence. If we asked the depositary to solicit ADS holders instructions at least 30 days before the meeting date but the depositary does not receive voting instructions from them by the specified date, it will consider them to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by the corresponding ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;
•	there is substantial shareholder opposition to the particular question of which we are aware or should reasonably be aware; or
•	the particular question would have a material and adverse impact on the rights of our shareholders.

We are required to notify the depositary if one of the conditions specified above exists.

Notwithstanding the foregoing, if so requested in writing by the Company, the depositary will endeavor, in so far as practicable and to the extent permitted by applicable law, to represent all deposited shares (whether or not voting instructions have been received in respect of such deposited shares from ADS holders as of the record date) for the sole purpose of establishing quorum at a meeting of shareholders.

We cannot assure that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise their voting rights and there may be nothing they can do if their shares are not voted as they requested.

In order to give a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Payment of Taxes

ADS holders are responsible for any taxes or other governmental charges payable on the ADSs or on the deposited securities represented by any of their ADSs. The depositary may refuse to register any transfer of ADSs or allow to withdraw the deposited securities represented by the ADSs until such taxes or other charges are paid. It may apply payments owed to the ADS holder or sell deposited securities represented by the ADSs to pay any taxes owed and the ADS holder will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask ADS holders to surrender their outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

Amendment of the deposit agreement

We may agree with the depositary to amend the deposit agreement and the ADRs without ADS holders’ consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;
•	we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;
•	we become insolvent or enter insolvency proceedings
•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;
•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or
•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

(i)	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;
(ii)	are not liable if we are or it is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;
(iii)	are not liable if we or it exercises discretion permitted under the deposit agreement;
(iv)	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;
(v)	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on the ADS holders’ behalf or on behalf of any other person;
(vi)	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and
(vii)	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

(i)	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;
(ii)	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
(iii)	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

ADSs’ Holders Right to Receive the Class B Shares Underlying their ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying Class B shares at any time except:

(i)	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of Class B shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our Class B shares;
(ii)	when ADS holders owe money to pay fees, taxes and similar charges; or
(iii)	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Class B shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying Class B shares. This is called a pre-release of the ADSs. The depositary may also deliver Class B shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of Class B shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (i) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the Class B shares or ADSs to be deposited; (ii) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (iii) the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary's reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send ADS holders copies of those communications or otherwise make those communications available to them if we ask it to. ADS holders have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Description of Bylaws and Shares

Corporate Purpose

Our bylaws set forth in Article 4 that our corporate purpose is to carry out financial activities, within or outside of Argentina, either on our own account, or on account of a third party or associated with a third-party, by providing capital, in cash or otherwise, to other existing or newly created companies, assuming their control or not (with the limitations set forth in Section 30 and related sections of the Law No. 19,550, Argentine Corporations Law AGCL), or to individuals, as well as stock trading, shares, debentures and all types of securities, the issuance of guarantees, constitution or transfer of secured loans, whether real or not, excluding transactions provided under the Financial Institutions Law and any other law that requires public bidding. We may exercise mandates, representations, agencies and commissions for all transactions related to financial activity and manage assets and businesses of corporations, persons or entities located in Argentina or abroad. To that extent, and according to our bylaws, we have full legal capacity to acquire rights, incur obligations and exercise any kind of acts not prohibited by law or by our bylaws.

Rights, Preferences and Restrictions of Each Class of Common Shares

Our Class A shares are entitled to five votes each and our Class B shares are entitled to one vote each during shareholders’ meetings, as established in subsection (a) of Article 6 of our bylaws.

However, Class A shares are entitled to only one vote with regard to certain issues detailed in the last paragraph of Article 244 of the AGCL, such as: (i) change of our corporate structure; (ii) our early dissolution; (iii) our relocation abroad; (iv) a fundamental change in our corporate purpose; or (v) total or partial recapitalization of our statutory capital after a loss. The provisions set forth in Article 244 of the AGCL will not apply to the surviving entity in a merger or a split-up. Also, under Article 284 of the AGCL, Class A shares are entitled to only one vote in the election of syndics.

Upon request from a shareholder of Class A shares, our Board of Directors must convert all or part of such shareholder’s Class A shares into Class B shares at an exchange rate of one Class B share per one Class A share. Before making the exchange, the Board will verify that there are no restrictions that prohibit or limit the exchange (subsection b) of Article 6 of the bylaws.

A two thirds vote by our Class A shares is required, regardless of the percentage of capital they represent, in order for us to duly resolve a merger with another company, our voluntary dissolution, our relocation abroad, and the fundamental change in our corporate purpose (subsection d) of Article 6 of the bylaws.

Any person who directly or indirectly acquires through any means or title Class B shares, or any of our stock convertible into Class B shares, in an amount which gives that person control over more than 3% of all Class B shares, must inform us of this within five days (5) of completing the acquisition which causes them to exceed this 3% threshold (subsection e) of Article 6 of our bylaws.

The provisions of subsection (f) of Article 6 of our bylaws authorize the total or partial redemption of fully paid-in shares, which must be made on the terms provided in Article 223 of the AGCL (including the condition that the shareholders’ meeting set a fair price with respect to the shares to be redeemed) and such other terms as may be determined by our Board of Directors. This partial or total redemption must be approved by the affirmative vote of the absolute majority of the present votes at an extraordinary shareholders’ meeting.

Preferred Shares

Preferred shares may only be issued with the prior approval by a shareholders’ general meeting.

The AGCL and our bylaws permit our shareholders to authorize the issuance of preferred shares and determine their rights during a general shareholders’ meeting. These preferred shares may be entitled to accumulated and non-accumulated fixed dividends, with or without additional participation.

Holders of preferred shares may also have other privileges, such as in the event of liquidation. Holders of preferred shares may also have a right to vote. Additionally, if holders of preferred shares are not paid dividends they shall be entitled to vote. Regardless of dividend payments, preferred shares shall also have a right to vote with respect to special issues, such as a change in our corporate structure, a merger into another company (where we are not the surviving company and the surviving company does not trade on an exchange), early liquidation, our relocation abroad, total or partial recapitalization of our statutory capital after a loss and a fundamental change in our corporate purpose as it is described in our bylaws.

Shareholders’ Liability

Shareholders’ liability for the losses of a company is limited to the value of the shareholder’s shareholdings in the company. According to the AGCL, however, shareholders who have a conflict of interest with the company with respect to certain matters and who do not abstain from voting on such matters may be held liable for damages to the company, provided that their votes were necessary for the adoption of the relevant decision. In addition, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine laws or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. See also “Item 3.D Risk Factors —Risks Relating to Our Class B Shares and the ADSs—Our shareholders may be subject to liability for certain votes of their securities.”

Preemptive Rights and Accretion Rights

According to the AGCL and Article 6, (subsection c) of our bylaws, in the event of a capital increase, holders of common shares of any class have a preferential right, in proportion to the number of shares they hold, to subscribe to additional shares of the same class as those they own. Holders of preferred shares have a preemptive right to subscribe only with respect to the issuance of preferred shares. Preemptive rights will also be given to holders of common shares in the event of an issuance of preferred shares or convertible securities, but will not apply in the event of a conversion of such preferred shares or convertible securities.

According to Article 15 of our bylaws and Section 216 of the AGCL, no shares issued after our IPO may be entitled to multiple votes, except as permitted by applicable law.

According to Article 194 of the AGCL, shareholders who would have exercised their right to a preemptive subscription and who have indicated their intention to exercise their right to accrue will have the right to assume the preemptive subscription rights of shareholders who do not exercise their right, in proportion to the number of shares bought by said shareholders upon exercising their right to preemptive subscription. The right to a preemptive subscription must be exercised within 30 days of the announcement to shareholders that they can exercise their right. Such announcement must be published for a period of three days in the Official Gazette and in an Argentine newspaper of wide circulation. According to the AGCL, companies that are authorized by the Argentine securities and capital markets regulator (“CNV” for its name in Spanish) to make public offers of their securities may, upon authorization of an extraordinary shareholders’ meeting held in the same place and manner as other shareholders’ meetings, reduce this period to 10 days. Any shares which are not subscribed by shareholders pursuant to their preemptive subscription right or right to accrue may be offered to third parties.

Appraisal Rights

Whenever our shareholders approve:

•	a merger or spin-off in which we are not the surviving corporation, unless the acquirer’s shares are authorized for public offering or listed on any stock exchange;

•	a transformation of our corporate legal status;

•	a fundamental change in our corporate purpose;

•	a change in our domicile outside Argentina;

•	a voluntary termination of the public offering or listing authorization;

•	a decision in favor of our continuation upon delisting or cancellation of our public offering authorization; or

•	a total or partial recapitalization following a mandatory reduction of our capital or liquidation,

any shareholder that voted against such action or did not attend the relevant meeting may exercise appraisal rights, that is, the rights to withdraw and have its shares cancelled in exchange for the book value of its shares, determined on the basis of our latest financial statements prepared, or that should have been prepared, in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within the time frame set forth below.

Appraisal rights must be exercised within five (5) days following the meeting at which the resolution was adopted in the event of a dissenting shareholder that voted against such resolution, or within 15 days following such meeting in the case of a dissenting shareholder that did not attend the meeting and who can prove that it was a shareholder at the date of the meeting. In the case of mergers or spinoffs involving an entity authorized to make public offering of its shares, appraisal rights may not be exercised if the shares to be received as a result of the transaction are listed in any stock exchange. Appraisal rights are terminated if the resolution giving rise to such rights is overturned at another shareholders’ meeting held within 60 days from the last day for our attending shareholders to exercise their appraisal rights.

Payment of appraisal rights must be made within one year of the date of the shareholders’ meeting at which the resolution was adopted, except where the resolution that gave rise to such rights was to delist the capital stock of the company or to reject a public offering or listing proposal, in which case the payment period is reduced to 60 days from the meeting at which the resolution was adopted or from the publication of the notice informing the delisting or rejection of the public offering or listing of the capital stock.

Because of the absence of legal precedent directly on point, there is doubt as to whether holders of ADSs will be able to exercise appraisal rights either directly or through the depositary with respect to Class B shares in the form of ADSs.

Registration Requirements of Foreign Companies that Hold Class B Shares Directly

Under the AGCL, foreign companies that hold shares directly (and not as ADSs) in an Argentine company must register with the General Inspection of Justice (“IGJ” for its name in Spanish) in order to exercise certain shareholder rights, including voting rights. The registration requires the filing of corporate and accounting documents in order to demonstrate that the foreign shareholder’s principal activity is performed outside Argentina. Therefore, it will have to prove that it is entitled to conduct business in its place of incorporation and meets certain foreign assets requirements.

Liquidation Rights

In the case of our liquidation or dissolution, our assets will be applied to satisfy our outstanding liabilities and proportionally distributed first among our holders of preferred stock, if any, as per the terms of the preferred stock, if any. If any surplus remains, it will be proportionally distributed among holders of our common stock. Our liquidation will be carried out by the Board of Directors or by the liquidator or liquidators appointed by a shareholders’ meeting, under the surveillance of the Supervisory Committee.

Meetings of Shareholders and Voting Rights

Notice of Meetings

Notices of shareholders’ meetings are governed by the provisions of our bylaws, the AGCL and Argentine Capital Markets Law. Notice of shareholders’ meetings must be published for five days in the Official Gazette, in an Argentine newspaper of wide circulation and in the publications of Argentine authorized markets in which the shares are listed and traded, at least 20 days but not more than 45 days prior to the date on which the meeting is to be held and must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If a quorum is not available for such meeting, a notice for a second meeting, which must be held within 30 days from the date on which the first meeting was called, must be published for three days, at least eight days before the date of the second meeting. The above-described notices of shareholders’ meetings may be effected simultaneously, in the case of ordinary meetings, in order for the second meeting to be held on the same day as the first meeting, one hour after, except in certain circumstances. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote of such shares.

The quorum for an ordinary shareholders’ meeting is the majority of the share capital entitled to vote. The quorum for an extraordinary meeting is at least 60% of the share capital entitled to vote. Shareholders may attend in person or by proxy. Directors, syndics, members of the Supervisory Committee, managers and our employees may not hold proxies in representation of shareholders. If the quorum is not achieved, meetings may be reconvened with lower quorum requirements. According to our bylaws, the quorum for the second meeting of an extraordinary meeting will be satisfied with any presence of shareholders. Decisions at an ordinary or extraordinary shareholders’ meeting require the affirmative vote of the absolute majority of the present votes. In addition, pursuant to the provisions of Article 16 of our bylaws, as amended at our ordinary and extraordinary shareholders’ meeting held on May 5, 2016, any amendment to subsection (g) of Article 6 of our bylaws require the affirmative vote of the absolute majority of the present votes of Class B shareholders. Class B shares are entitled to one vote per share. Class A shares are entitled to five votes per share, except in those cases described below. The ordinary and extraordinary shareholders’ meeting held on April 24, 2018 approved further amendments to subsection (g) of Article 6 of our bylaws. However, as of the date of this annual report, these amendments have not been approved by the CNV and are pending registration before the IGJ, therefore, are not yet effective.

The AGCL requires that certain resolutions, such as early dissolution, major changes in corporate purpose or the transfer of a company’s legal domicile abroad, be decided by the majority of all outstanding shares and without allowing multiple votes per share, except in the case of the surviving entity in a merger or a split-up. Under Article 284 of the AGCL, Class A shares are entitled to one vote only in the election of syndics. Our bylaws require a two thirds vote by Class A shares, regardless of the percentage of capital they represent, in order for us to duly resolve a merger with another company, our voluntary dissolution, our relocation abroad, and the fundamental change in our corporate purpose (subsection d) of Article 6 of the bylaws).

Election of Directors

The board is made up of the number of members determined at the ordinary shareholders’ meeting, between a minimum of three and a maximum of nine directors. The shareholders may appoint as many alternate directors as there are effective directors, and for the same term in order to cover any vacancy and in the order in which they were elected.

Board members are appointed at the annual ordinary shareholders’ meeting.

Directors will be elected for a term of two years when the Board is composed of three to eight members, and for a term of three years when the Board is composed of nine members.

According to our bylaws, if our Board of Directors is composed of six or more members, their election will be staggered. If the ordinary shareholders’ meeting appoints six, seven or eight directors, half of our board will be elected annually if there is an even number of members, and the whole number of directors calculated by dividing the total number of members of our board by half and rounding either up or down based, as appropriate in each alternating year, will be elected if there is an odd number of members. In such circumstances, the shareholders will decide which one of the new directors is appointed for a term of one or two years for the purposes of electing half of our Board. If nine directors are appointed, a third of our board will be elected annually. In such circumstances, the shareholders will decide which one of the new directors is appointed for a term of one, two or three years, for the purposes of electing a third of our Board. In each case at least three directors shall be elected at each ordinary shareholders’ meeting.

Pursuant to section 257 of the AGCL, the directors maintain their positions until the following annual ordinary shareholders’ meeting where directors are appointed.

The AGCL reserves the right to cumulative voting in order to elect up to one third of the directors to fill vacancies of the Board of Directors, sharing such part with candidates voted for by means of the plural system. Cumulative voting is a system designed to protect non-controlling interests results, as it gives rise to the possibility, but does not ensure, that non-controlling interests results will be able to elect some of their candidates to the Board of Directors. Such system works by multiplying the number of votes corresponding to the members that are taking part in the proceeding by the number of contemplated vacancies, which cannot exceed one third of the vacancies. The larger the number of vacancies, the greater the possibility that minority groups or shareholders will win positions in the Board of Directors.

Tender Offer Regime

Tender offer regime in the case of a change in control

Mandatory tender offer or exchange in Argentina

Pursuant to the rules set forth in the Capital Markets Law and the CNV Rules, anyone who, either individually or collectively, effectively achieves a “controlling interest” in a publicly traded company, will be bound to submit a mandatory tender offer (“OPA”, acronym in Spanish for Oferta Pública de Adquisición Obligatoria) in any of the scenarios set forth below:

(a)	acquisition of shares or share subscription rights or options granted by the company, corporate bonds convertible into shares or similar securities which, directly or indirectly, may give a right to share subscription or acquisition of securities, or conversion of voting shares;

(b)	execution of agreements by and among other holders of securities, which grant the necessary votes to control the company’s decisions or to appoint or revoke a majority of the members of the Supervisory Committee, as well as any other agreement which regulates the right to vote in the Board of Directors or in any of its delegate bodies. This scenario shall be applicable when the parties to the agreement have acquired the voting shares of the company, acting either individually or jointly, within the 12 months prior to the execution of the agreement; or when a new shareholder agrees to a joint control of the company with existing shareholders. Furthermore, this scenario shall not be applicable when the acquired interest is below 50% of a controlling subsidiary of a publicly traded company; or

(c)	indirectly or contingently, including the cases of mergers or other corporate reorganizations, involving a company that has direct or indirect shareholding with the right to vote in a publicly traded third party,

The OPA must be addressed to any and all shareholders of the company and any person with rights to share subscription or stock options granted by the company, corporate bonds or other similar securities which directly or indirectly may give right to share subscription and/or acquisition of securities, or conversion of voting shares. The addressees of the OPA must be offered an equitable price, in the terms of section 88 of the Capital Markets Law, and section III, Chapter II, Title III of the CNV Rules.

In the above mentioned cases, the prospective purchase must file the request to submit a mandatory tender offer before the CNV no later than 1 month after the takeover has been completed.

The mandatory tender offer must be launched by the prospective purchaser within five (5) days of obtaining the approval of the CNV. The term for the investors to accept or reject the offer will have to be at least ten (10) days and no more than twenty (20).

Concept of “Controlling Interest”

In accordance with the Capital Markets Law, a person can be considered to have a controlling interest, either individually or collectively, if:

(i)	voting rights exceed 50% of the company, excluding the shares owned directly or indirectly by the affected Company from the calculation base; or

(ii)	even though the shareholding is below 50%, the person acts as the “controller” of the Company in the terms of the capital markets law.

Determination of the price of the OPA in the case of a change in control

The equitable price of mandatory tender offers must be the higher between: Capital Markets Law:

(i)	the higher price that the offeror, acting individually or jointly, may have paid or agreed to pay for the securities to be offered by virtue of the OPA during the 12 months prior to the beginning of the period during which the OPA must take place;

(iii)	the average price of the shares for the last six months before the “offer.”

Penalties for Breach

Without prejudice to the penalties established by the CNV, Argentine Capital Markets Law provides that purchases in violation of such regime will be declared irregular and ineffective for administrative purposes by the CNV and cause the auction of the shares acquired in violation of the applicable regulation, without prejudice to the penalties that may correspond.

Tender Offer Regime in the Case of a Voluntary Withdrawal from the Public Offering and Listing System in Argentina

The Argentine Capital Markets Law and CNV Rules also established that when a company whose shares are publicly offered and listed in Argentina agrees to withdraw voluntarily from the public offering and listing system in Argentina, it must follow the procedures provided for in the CNV’s regulations and it must likewise launch an OPA for its aggregate shares or subscription rights or securities convertible into shares or stock options under the terms provided for in such regulation. It is not necessary to extend the public offering to those shareholders that voted for the withdrawal at the shareholders’ meeting.

The acquisition of one’s own shares must be made with liquid and realized profits or with free reserves, whenever paid up in full, and for the amortization or disposition thereof, within the term set forth in Section 221 of the AGCL and the company must present the CNV with evidence that it has the necessary solvency to effect such purchase and that the payment for the shares will not affect its solvency.

According to Section 98 of the Argentine Capital Markets Law the price offered in the case of a voluntary withdrawal from the public offering and listing system in Argentina should be equitable and take into account the following relevant criteria:

•	the equity value of the shares, taking into account a special financial statement for the withdrawal from the public offering system or listing;

•	the value of the company, in accordance with discounted cash flow criteria and ratios applicable to comparable businesses or companies;

•	the company’s liquidation value;

•	average quotation prices on the stock exchange where the shares are listed during the six month period immediately preceding the withdrawal application, regardless of the number of sessions necessary for such negotiation; and

•	the consideration offered before, or the placement of the new shares, in the event that a public offering has been made with regard to the same shares or if new shares have been issued, if applicable, during the last year, to be counted as of the date of the agreement for the withdrawal application.

Under no circumstances can the price offered be lower than the price indicated in the fourth bullet above.

Mandatory or Voluntary Tender Offer in the Case of Near-total Control

If a shareholder or group of shareholders holds, directly or indirectly, 95% or more of the outstanding capital stock of a publicly traded Argentine company, any minority shareholder may request that the controlling shareholder launch an OPA for all outstanding shares of such company. In addition, a person that holds, directly or indirectly, 95% or more of the outstanding capital stock of a publicly traded Argentine company may issue a unilateral declaration of its intention to purchase all outstanding shares of such company within six months following the date of acquisition of near-total control and withdraw the company from public offering and its shares from listing and trading. The price offered should be an equitable price, following the criteria set forth in the Argentine Capital Markets Law, but in no case may it be lower than the average trading price of such shares during the six-month period preceding the OPA application.

Shareholder Claims

Pursuant to article 46 of Law No. 26.831, companies whose shares are listed on any authorized market (including the ByMA), such as we intend our shares to be, are subject to the jurisdiction of the arbitration court of such authorized market for all matters concerning such companies’ relationship with shareholders and investors, without prejudice to the right of shareholders and investors to submit their claims to the courts of the City of Buenos Aires.

Corporate Governance

We comply with the AGCL, the Argentine Capital Markets Law and CNV rules and corporate governance regulations.

Our bylaws were amended at the extraordinary shareholders’ meeting held on October 7, 2015. Such amendment was approved by means of Resolution No. 18,024 of the CNV dated April 19, 2016 and was registered before the IGJ. In addition, the extraordinary shareholders’ meetings held on April 19, 2016 and May 5, 2016 approved several amendments to our bylaws and an amended and restated text of our bylaws (texto ordenado), which were approved by the CNV and registered before the IGJ.

The ordinary and extraordinary shareholders’ meetings held on April 27, 2017 and April 24, 2018 approved further amendments to our bylaws and an amended and restated text of our bylaws (texto ordenado), which are currently subject to approval by the CNV and pending registration before the IGJ and, therefore, are not yet effective.

The shareholders’ meeting held on April 27, 2017, amended Article Five, subsection (g) of Article 6 and Article 16 of our bylaws. The latter two provisions were further amended by the shareholders’ meeting held on April 24, 2018.

Article Five of our bylaws, as amended on April 27, 2017, provides that the capital stock of the Company may be increased through an ordinary shareholders’ meeting decision up to five-fold of the amount at that time pursuant to article 188 of the AGCL, being liable to register any capital increase resolution in public deed. As long as the Company is authorized to place a public offering of its shares, the capital stock: (a) will result from each subscription of the last approved capital stock increase and the capital evolution will be included in the Company’s financial statements; (b) pursuant to article 188 of the AGCL, may be increased through ordinary shareholders’ meeting without any limitation whatsoever and without being compelled to amend by-laws. Upon each increase, features of those shares to be issued will be defined in virtue of such increase, and the Board of Directors may be assigned the power to issue such shares, at different times, as deemed convenient within the two-year period from such shareholders’ meeting date, as well as the definition of payment terms and conditions of such shares. As long as the Company is authorized to place a public offering of its shares, the shareholders’ meeting may pass the issuance of options to be issued or securities convertible in shares and assign the Board of Directors the definition of such issuance terms and conditions, rights to be granted, price fixing of options and shares resulting from such options, as well as any other issue susceptible to be assigned pursuant to all regulations in force.

Subsection (g) of Article 6 of our bylaws, as amended on April 24, 2018, provides that upon a tender offer of any shares of the Company, the price to be tendered per common share shall be the same for all classes of shares. In addition, upon a tender offer in case of a change of control, the fair price to be tendered shall not be lower than the highest price paid or agreed to be paid by the offeror, whether acting individually or jointly with any affiliates and or otherwise, per common share of any class of the Company during the 180 calendar days prior to, and including, the date of the offer. The procedure to carry out the tender offer must be done in accordance with the Capital Markets Law and with the CNV Rules.

Article 16 of our bylaws, as amended on April 24, 2018, provides that quorum and majority requirements for shareholders’ meetings shall be governed by Sections 243 and 244 of the AGCL, according to the class of shareholders’ meeting, whether it is a first- or second-call meeting and the matters to be transacted thereat, except for the quorum at second-call extraordinary shareholders’ meetings, which shall be deemed validly constituted whichever the number of voting shares present. Further, any amendment to subsection (g) of Article 6 described above shall be valid if also approved by the absolute majority of votes of Class B shareholders present at the meeting.